Exhibit 99.4

ARGENX SE

ANNUAL GENERAL MEETING 12 MAY 2020

AGENDA

1.              Opening

2.              Report on the 2019 financial year (discussion item)

3.              Adoption of the new remuneration policy (voting item)

4.              Advisory vote to approve the 2019 remuneration report (advisory non-binding voting item)

5.              Discussion and adoption of the 2019 universal registration document also serving as our annual report and annual accounts:

a.              Discussion of the 2019 universal registration document also serving as our annual report (discussion item)

b.              Adoption of the 2019 annual accounts (voting item)

c.               Corporate governance statement (discussion item)

d.              Allocation of losses of the Company in the financial year 2019 to the retained earnings of the Company (voting item)

e.               Proposal to release the members of the board of directors from liability for their respective duties carried out in the financial year 2019 (voting item)

6.              Re-appointment of Pamela Klein as non-executive director to the board of directors of the Company (voting item)

7.              Authorization of the board of directors to grant rights to subscribe for shares in the capital of the Company up to a maximum of 4% of the outstanding capital at the date of the general meeting, pursuant to, and within the limits of, the argenx option plan, for a period of 18 months from the annual general meeting and to limit or exclude statutory pre-emptive rights, if any (voting item)

8.              Authorization of the board of directors to issue shares and grant rights to subscribe for shares in the share capital of the Company up to a maximum of 10% of the outstanding capital at the date of the general meeting, for a period of 18 months from the annual general meeting and to limit or exclude statutory pre-emptive rights, if any (voting item)

9.              Authorization of the board of directors to issue additional shares in the share capital of the company up to a maximum of 10% of the outstanding share capital at the date of the general meeting (in addition to the authorizations under 7 and 8), for a period starting on the date of this general meeting and ending on 31 December 2020, for the purpose of a possible public offering of such shares and to limit or exclude statutory pre-emptive rights, if any (voting item)

10.       Appointment of Deloitte Accountants B.V. as statutory auditor for the 2020 financial year (voting item)

11.       Any other business, announcements or questions

12.       End of the annual general meeting

All shareholders are requested to attend the meeting.

Breda, 27 March 2020

Board of Directors argenx SE

argenx SE, Willemstraat 5, 4811 AH Breda, the Netherlands

info@argenx.com — www.argenx.com